UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Interpace Biosciences, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

46062X303
(CUSIP Number)

Peter H. Kamin 2720 Donald Ross Road, #311 Palm Beach Gardens, FL 33410
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 28, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP NO. 46062X303	Page 2 of 4

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Peter H. Kamin
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
781,956(1)
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
781,956(1)
	10	SHARED DISPOSITIVE POWER

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
781,956(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.6%(2)
14		TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Includes 234,805 shares of Common Stock held by the Peter H. Kamin Revocable Trust dated February 2003, of which Peter H. Kamin (“Kamin”) is the sole trustee, 133,186 shares of Common Stock held by the Peter H. Kamin Childrens Trust dated March 1997 of which Kamin is the trustee, 44,670 shares of Common Stock held by 3K Limited Partnership, of which Kamin is the General Partner and 99,187 shares of Common Stock held by the Peter H. Kamin Family Foundation of which Kamin is the trustee (collectively, the “Trusts’).

(2)	Calculated based on 4,195,412 shares of Common Stock issued and outstanding as of December 1, 2021.

This Amendment No. 3 (“Amendment No. 3”) is being filed by Peter H. Kamin (“Kamin” or the “Reporting Person”) with respect to the shares of the Common Stock, $0.01 par value (the “Shares”), of Interpace Biosciences, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 3 amends and supplements or restates, as applicable, the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 1, 2021, as amended by Amendment No. 1 filed with the SEC on December 6, 2021 and Amendment No. 1 filed with the SEC on January 13, 2022 (together, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Information given in response to each item shall be deemed to be incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings ascribed to such terms in the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 28, 2022, the Issuer announced that it was terminating the Rights Offering and the Investors and the Issuer mutually terminated the Standby Purchase Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 2022
Dated
/s/ Peter H. Kamin
Signature
Peter H. Kamin
Name/Title

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).